FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report to Foreign Issuer

Pursuant to Rule 13a-16 pr 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2002

Commission File Number:0-31212

Metal Storm Limited
(Translation of registrant’s name into English)

Level 34 Central Plaza One
345 Queen St
Brisbane, QLD 4000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form6-K in paper as permitted by Regulation S-T Rule 101(b)(1)(7):

Note: Regulation S-T Rule 101(b)(1)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METAL STORM LIMITED
(Registrant)

By:	/s/ Peter Wetzig
Name:	Peter R. Wetzig
Title:	General Manager-Commercial and Company Secretary

Date: November 14, 2002

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Company Contact:	Investor Contact:	Media Contact:
Charles Vehlow, CCO	Jody Burfening	Chenoa Taitt
Metal Storm, Inc.	Lippert/Heilshorn & Assoc.	Lippert/Heilshorn & Assoc.
TEL: 703-248-8218	TEL: 212-838-3777	TEL: 212-838-3777
ms@metalstorm.com	jks@lhai.com	ctaitt@lhai.com

METAL STORM REPORTS THIRD QUARTER RESULTS

ARLINGTON, VA – November 13, 2002—Metal Storm Limited ((NASDAQ Small Cap: MTSX) and (ASX code: MST)), a pioneer of electronic ballistics technology, today announced U.S. GAAP compliant, unaudited financial results for the three months ended September 30, 2002.

For the third quarter of 2002, the company reported an unaudited net loss of $1,308,668 or $0.003 per share and $0.06 per ADR. Research and development expenses were $791,175 (unaudited) for the third quarter of 2002. Comparable figures for the third quarter of 2001 are not available because the company did not prepare financial results according to U.S. GAAP prior to its Nasdaq listing in December 2001. Metal Storm ended the third quarter of 2002 with $5,809,546 in cash and cash equivalents.

For the nine months ended September 30, 2002, the company reported an unaudited net loss of $3,835,013, or $0.009 per share and $0.18 per ADR. Research and development expenses were $2,312,551 (unaudited) for the nine months ended September 30, 2002. Comparable figures for the nine month period ended September 30, 2001 are not available, because the company did not prepare financial results according to U.S. GAAP prior to its Nasdaq listing in December 2001.

“This quarter we made further progress in developing applications of our technology with our partners and in moving forward with our internal product development programs,” said Mike O’Dwyer, President and CEO of Metal Storm. “For example, the Australian Defence Science and Technology Organisation completed a successful firing of a stacked round 50 caliber prototype system, opening up opportunities for applying Metal Storm’s rapid-fire technology to larger caliber high pressure applications. In addition, using internal R&D funds, we developed a digital ballistics system that is designed to provide naval vessels with comprehensive security against attacks at very short range.”

During the quarter, Metal Storm completed two significant milestones: the company raised $4.99 million in a private placement of its shares and appointed Mr. G. Russell Zink vice president, business development at its Arlington, Virginia office. “With the capital infusion, Metal Storm has the resources and financial flexibility to accelerate the development of applications of its electronic, rapid-fire technology and advance the commercialization of its technology. Mr. Zink has joined Metal Storm at just the right time because he not only strengthens our management team but he also brings us valuable experience in program management and business development with U.S. defense companies,” said Mr. O’Dwyer.

Mr. O’Dwyer concluded, “The remainder of 2002 promises to be just as busy for Metal Storm as we continue to develop products and applications, work on obtaining R&D and production contracts, and widen our network of defense company opportunities for teaming, partnering or licensing to advance the commercialization of Metal Storm technology.”

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About Metal Storm
Metal Storm Limited is a research and development company based in Brisbane, Australia. The Company is capturing attention from defense organizations worldwide with its revolutionary 100% electronic ballistics technology, which has no known conventional equivalent. Metal Storm currently has approximately US$50 million in research and development funding in place to develop its technology from leading government defense-related agencies in Australia and the United States. Additionally, the company is well positioned to support the U.S. government’s more urgent homeland defense needs. Recently, the U.S. Department of Defense (DoD) has accelerated the programs under development as it strengthens its counter-terrorism capabilities.

Safe Harbor
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the U.S., changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

METAL STORM LIMITED
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(In US Dollars)
	3 Months Ended Sept 30, 2002	6 Months Ended June 30, 2002	9 Months Ended Sept 30, 2002
	(Unaudited)	(Unaudited)	(Unaudited)
Operating income:
Other Income	60	–	60
Grant income	–	5,162	5,162
			–
Total operating income	60	5,162	5,222

Operating expenses:

Research and development	791,175	1,521,376	2,312,551
Depreciation	15,016	27,192	42,208
Rentals on operating leases	33,828	53,848	87,676
General and administrative	506,156	714,384	1,220,540
Stock based compensation	–	167,748	167,748

Total operating expenses	1,346,175	2,484,548	3,830,723

Loss from operations	(1,346,115)	(2,479,386)	(3,825,501)

Other income (expenses):

Interest income	8,014	39,141	47,155
Interest expense	(180)	(533)	(713)
Net foreign exchange gains/(losses)	29,613	(85,567)	(55,954)

Total other income (expenses)	37,447	(46,959)	(9,512)

Net loss	(1,308,668)	(2,526,345)	(3,835,013)

Loss per share	$(0.003)	$(0.006)	$(0.009)

Weighted average shares outstanding	429,781,825	423,486,891	425,673,349